Puente Servicios Financieros LLC
Statement of Financial Condition
December 31, 2024

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Nov. 30, 2026 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-70412

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Puente Servicios Financieros, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

801 Brickell Avenue, Suite 2010
(No. and Street)

Miami	FL	33131
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Steven Singer	561-784-8922	ssinger@puentenet-usa.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Berkowitz Pollack Brant Advisors and Accountants, LLP
(Name – if individual, state last, first, and middle name)

200 S Biscayne Blvd.	Miami	FL	33131
(Address)	(City)	(State)	(Zip Code)

10/22/2003	52
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Noemi Schaefer, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Puente Servicios LLC, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

ABRAM LOPEZ
Commission # HH 602538
Expires October 10, 2028

Signature: [signature]

Title: Co-CEO

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

C O N T E N T S

Berkowitz Pollack Brant Advisors +CPAs

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Manager and Member of Puente Servicios Financieros LLC
Miami, Florida

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Puente Servicios Financieros LLC (the "Company") as of December 31, 2024, and the related notes (collectively, referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Berkowitz Pollack Brant

We have served as the Company's auditor since 2021.

Miami, Florida
March 21, 2025

PUENTE SERVICIOS FINANCIEROS LLC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2024

ASSETS		
Cash and cash equivalents	$	173,574
Receivables from clearing broker		500,418
Securities owned, at fair value (cost of $2,844,992)		2,860,102
Due from affiliate		278,173
Restricted financial assets held with clearing broker		324,422
Right-of-use assets, net		663,131
Property and equipment, net		152,208
Deferred tax assets, net		89,000
Other assets		119,435
TOTAL ASSETS	$	5,160,463

LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES		
Accounts payable and accrued liabilities	$	523,302
Income taxes payable		323,211
Lease liabilities		778,068
TOTAL LIABILITIES		1,624,581
COMMITMENTS AND CONTINGENCIES (NOTES 6 AND 9)		
MEMBER'S EQUITY		3,535,882
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	5,160,463

NOTE 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business and Organization

Puente Servicios Financieros LLC (the Company) was incorporated in the State of Florida in May 2019. The Company became a member of the Financial Industry Regulatory Authority (FINRA) on November 30, 2020 and is a registered broker dealer. The Company primarily acts in a principal capacity, buying and selling securities on a riskless basis with customers and other dealers primarily within Latin America. The Company is also authorized to buy and sell equities, mutual funds, corporate debt, and U.S. Government debt, for its customers, and charge a commission. The Company also maintains tri-party clearing arrangements with its clearing firm and foreign affiliated institutions.

The Company is a Florida Limited Liability Company and is wholly owned by Puente Holding Limited, which is based in the United Kingdom (the Parent). The Parent is owned by two Uruguayan entities; 80% by Cross Capital, S.A. and 20% by Puente Partners, S.A.

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations such as the Securities and Exchange Commission (SEC) and FINRA, among others. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Basis of Presentation

The significant accounting policies and practices followed by the Company in the preparation of the accompanying financial statement conform to accounting principles generally accepted in the United States of America (GAAP).

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments having maturities of three months or less at the date of acquisition to be cash equivalents. The Company may, during the ordinary course of business, maintain account balances in excess of federally insured limits. The Company does not expect any risk of loss relating to these deposits. At December 31, 2024, the Company did not hold any cash equivalents.

Property and Equipment

Property and equipment is recorded at cost. Expenditures for major betterments and additions are charged to the asset accounts while replacements, maintenance and repairs, which do not improve or extend the lives of the respective assets are charged to expense as incurred.

NOTE 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Depreciation and Amortization

Depreciation and amortization of property and equipment is recognized using the straight-line method at various rates based upon the estimated useful lives of the assets. The range of estimated useful lives of property and equipment is summarized as follows:

Furniture and fixtures	7 years
Leasehold improvements	Lesser of useful life or term of lease
Office equipment	2 – 5 years

Leases

The Company accounts for leases in accordance with Accounting Standards Codification (ASC) 842 – *Leases*. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease.

Lease Liabilities

A lease liability is measured based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate and are measured using the index or rate at the commencement date. Lease payments, including variable payments based on an index rate, are remeasured when any of the following occur: (1) the lease is modified (and the modification is not accounted for as a separate contract), (2) certain contingencies related to variable lease payments are resolved, or (3) there is a reassessment of any of the following: the lease term, purchase options or amounts that are probable of being owed under a residual value guarantee. The discount rate is the implicit rate if it is readily determinable; otherwise the Company uses its incremental borrowing rate. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The Company determines its incremental borrowing rates by starting with the interest rates on its recent borrowings and other observable market rates and adjusting those rates to reflect differences in the amount of collateral and the payment terms of the leases.

ROU Assets

A lessee's ROU asset is measured at the commencement date at the amount of the initially-measured lease liability plus any lease payments made to the lessor before or at the commencement date, minus any lease incentives received; plus any initial direct costs. Unless impaired, the ROU asset is subsequently measured throughout the lease term at the amount of the lease liability (that is, present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

NOTE 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Leases (continued)

Accounting Policy Election for Short-Term Leases
The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes lease cost associated with its short-term leases on a straight-line basis over the lease term.

Credit Losses

Financial Accounting Standards Board (FASB) ASC 326-20, Financial Instruments – Credit losses requires the immediate recognition of management's estimates of current expected credit losses.

The Company has evaluated the impact of ASC 326-20, specifically as it relates to receivables from its clearing broker and due from affiliates. The Company's receivables from its clearing broker include amounts receivable from unsettled trades, including amounts related to accrued interest receivables and cash deposits. The Company's trades are cleared through its clearing broker and settled daily between the clearing broker and the Company. Because of this daily settlement, the amount of unsettled credit exposure is limited to the amount owed the Company for a very short period of time. The Company's receivable from affiliate for sub-clearing services is typically received in the month following services provided. All of these receivables were paid in full as of the date this financial statement was issued. The Company continually reviews the credit quality of its counterparties.

No allowance for credit losses on any receivables was deemed necessary by management as of December 31, 2024.

Defined Contribution Plan

The Company sponsors a 401(k)-plan covering substantially all employees of the Company (the Plan). The Plan provides for an employer safe harbor matching contribution in accordance with the Plan. Plan matching contributions payable at December 31, 2024 were approximately $2,000.

Income Taxes

The Company has elected to be treated as a corporation for income tax purposes. Accordingly, the Company accounts for income taxes under the asset and liability method. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial accounting carrying values and the income tax bases of assets and liabilities using enacted income tax rates in effect for the year in which the differences are expected to reverse. Valuation allowances are established when the Company does not believe it is more likely than not that it will generate a sufficient level of taxable income to utilize the deferred tax asset.

The Company recognizes a tax benefit associated with an uncertain tax position when, in management's judgment, it is more likely than not that the position will be sustained upon examination by a taxing authority. For a tax position that meets the more-likely-than-not recognition threshold, the Company initially and subsequently measures the tax benefit as the largest amount that is judged to have a greater than 50% likelihood of being realized upon ultimate settlement with the taxing authority.

NOTE 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Income Taxes (continued)

The liability associated with unrecognized tax benefits is adjusted periodically due to changing circumstances, such as the progress of tax audits, case law developments and new or emerging legislation. Such adjustments are recognized in the period in which they are identified. The effective tax rate includes the net impact of changes in the liability for unrecognized tax benefits (as applicable). *(See Note 7)*.

Use of Estimates in the Preparation of the Financial Statement

The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Fair Value of Financial Instruments

FASB ASC 820, *Fair Value Measurements*, establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1- Valuations for assets and liabilities traded in active exchange markets, or interest in open-end mutual funds that allow a company to sell its ownership interest back at net asset value ("NAV") on a daily basis. Valuations are obtained from readily available pricing sources for market transactions involving identical assets, liabilities or funds.

Level 2- Valuations for assets and liabilities traded in less active dealer, or broker markets, such as quoted prices for similar assets or liabilities or quoted prices in markets that are not active. Level 2 includes U.S. Treasury, U.S. government and agency debt securities, and mortgage-backed securities. Valuations are usually obtained from third party pricing service for identical or comparable assets or liabilities.

Level 3- Valuations for assets and liabilities that are derived from other valuation methodologies, such as option pricing models, discounted cash flow models and similar techniques, and not based on market exchange, dealer, or broker traded transactions. Level 3 valuations incorporate certain assumptions and projections in determining the fair value assigned to such assets or liabilities.

The availability of observable inputs can vary from instrument to instrument and in certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an instrument's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement of an instrument requires judgement and consideration of factors specific to the instrument.

At December 31, 2024, the Company held securities that are measured at fair value on a recurring basis with a fair market value of $2,860,102, which are measured using Level 2 inputs from the fair value hierarchy.

NOTE 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Fair Value of Financial Instruments (continued)

At December 31, 2024, pursuant to an agreement with a clearing broker, the Company held a security and money market account, which are restricted in use. Such restricted financial assets are comprised primarily of a United States treasury security in the amount of $321,082 and a money market account in the amount of $3,340. Such instruments are measured at fair value on a recurring basis, using Level 2 inputs from the fair value hierarchy.

Revenue Recognition

The Company recognizes revenue in accordance with ASC 606, *Revenue from Contracts with Customers*. All revenues are recorded in accordance with ASC 606 when: (i) a contract with a customer has been identified, (ii) the performance obligation in the contract has been identified, (iii) the transaction price has been determined, (iv) the transaction price has been allocated to each performance obligation in the contract, (v) the Company has satisfied the applicable performance obligations.

Commissions and riskless principal transactions

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission or sales credit on riskless principal transactions. Commissions, sales credits, and related clearing expenses are recorded on the trade date (the date the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchase is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Mutual fund, 12B-1 and distribution fees

The Company enters into arrangements with mutual fund companies (funds) to distribute (sell) shares to investors. The Company may receive distribution fees paid by the fund up front, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

Sub-clearing fees

The Company earns all of its sub-clearing fees through an introducing broker agreement with an affiliate (see Note 8), for its clearing broker, through a tri-party agreement, providing the affiliate with clearing, execution and related services. The Company believes that its performance obligation occurs on the trade date that the clearing firm provides services to the affiliate.

NOTE 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Administrative fees

The Company earns administration fees for providing various customer account related services. The performance obligations within are satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. The Company charges customers a flat fee based on the account value as of the end of each quarter. As such, the consideration for this revenue is variable and an estimate of the variable consideration is constrained due to dependence on unpredictable market movements. Revenues are recognized and accrued when the constraint has been removed.

Interest and dividends

The Company earns interest income primarily from client margin loans and deposit balances. Interest and dividend income is recognized on an accrual basis and the ex-dividend date and is outside the scope of ASC 606.

Segment Reporting

In November 2023, the FASB issued Accounting Standards Update ("ASU") 2023-07 - Segment Reporting (Topic 280) - Improvements to Reportable Segment Disclosures, which introduces improvements to the information that a broker dealer discloses about its reportable segments and addresses investor requests for more information about reportable segment expenses. The ASU does not change the current guidance related to the identification of operating segments, the determination of reportable segments, or the aggregation criteria. Rather, the new guidance introduces additional disclosure requirements and expands those requirements to entities with a single reportable segment, not just entities with multiple reportable segments.

The amendments in this ASU are effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company adopted the provisions of this ASU for the year ended December 31, 2024. The following describes the impact of the adoption of this ASU in the accompanying financial statement:

In identification of operating segments, an operating segment is a component of a broker dealer that has all the following characteristics:

a. It engages in business activities from which it may recognize revenues and incur expenses,

b. Its operating results are regularly reviewed by the entity's Chief Operating Decision Maker ("CODM") to make decisions about resources to be allocated to the segment and assess its performance, and

c. Its discrete financial information is available.

The Company has one reportable segment: Brokerage, which generates revenue from customers by charging fees, commissions, and other income for the services it provides to its customers. Such revenue streams are further described earlier in this footnote disclosure under the Revenue Recognition caption. In connection with this, the Company has identified the Co-Chief Executive Officers as the CODM, who uses net income to evaluate the results of the business and how to allocate resources based on net income in managing the operations of the Company. Additionally,

NOTE 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Segment Reporting (continued)

the CODM may also use excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy to meet the Company's regulatory requirements, such as whether to reinvest profits or declare dividends to the Parent. The measurement of segment assets and liabilities are reported in the accompanying statement of financial condition as total assets and total liabilities. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole.

NOTE 2. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission, which requires that "Net Capital", as defined, shall be at least the greater of $100,000 or 6-2/3% of "Aggregate Indebtedness", as defined. At December 31, 2024, the Company's "Net Capital" was $2,871,738 which exceeded regulatory requirements by $2,771,738. The ratio of "Aggregate Indebtedness" to "Net Capital" was .33 to 1 at December 31, 2024.

NOTE 3. FAIR VALUE MEASUREMENTS

As of December 31, 2024, the Company held securities in United States treasury bills in the amount of $2,860,102 which are reflected at fair value using Level 2 inputs of the fair value hierarchy, in the accompanying statement of financial condition. Unrealized gains on such securities totaled approximately $15,000 at December 31, 2024.

At December 31, 2024, the Company held restricted financial assets with a clearing broker in the form of a United States treasury security and a money market account in the aggregate amount of $324,422. Such instruments are measured at fair value on a recurring basis, using Level 2 inputs from the fair value hierarchy. Unrealized gains on these instruments were immaterial at December 31, 2024.

NOTE 4. RISK CONCENTRATIONS

Clearing and Depository Concentrations

The clearing and depository operations for the Company's securities transactions are provided by a brokerage firm located in Jersey City, New Jersey. At December 31, 2024, restricted financial assets held with this clearing broker and the receivables from this clearing broker totaling $824,840 are held by and due from this brokerage firm. No losses (other than changes in fair value of financial assets) have been incurred on financial assets or receivables held by or owed by this clearing broker.

Vendor Concentration

Amounts payable to one of the Company's vendors represented approximately 24% of the total accounts payable and accrued liabilities balance presented in the accompanying statement of financial condition.

NOTE 4. RISK CONCENTRATIONS

Other Risk Concentrations

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company's clearing brokers extend credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and the securities in the customers' accounts. In connection with these activities, the Company executes customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and pursuant to such guidelines, requires customers to deposit additional collateral or to reduce positions when necessary.

NOTE 5. PROPERTY AND EQUIPMENT, NET

Property and equipment, net at December 31, 2024, consisted of the following:

Leasehold improvements	$	156,155
Furniture		115,171
Automobile		51,583
Artwork (not subject to depreciation)		46,199
		369,108
Less: accumulated depreciation and amortization		(216,900)
	$	152,208

NOTE 6. OPERATING LEASE COMMITMENTS

The Company accounts for leases in accordance with ASC 842, *Leases*, which requires substantially all leases (with the exception of leases with a term of one year or less) to be recorded in the statement of financial condition using the right-of-use (ROU) asset and liability approach. When the Company entered into its office lease during 2021 it recognized a lease liability and offsetting ROU asset of approximately $559,000. The lease was amended on September 17, 2023 and an additional lease liability and offsetting ROU asset of $318,196 was recognized. The discount rate used to calculate the present value of future minimum lease payments was 9.50%, which approximated the Company's incremental borrowing rate at the lease amendment date. As of December 31, 2024, the operating ROU asset, net was $651,429 and the operating lease liability was $766,366 for this office space lease.

NOTE 6. OPERATING LEASE COMMITMENTS

The Company is currently obligated under a non-cancelable operating lease for its office space in Miami, Florida, originally expiring in 2024, and renewed during 2023 for an additional 3 years, through 2027. The Company has a noninterest bearing security deposit held by the lessor in the amount of $34,327. This amount is included in other assets in the accompanying statement of financial condition.

The Company is also currently obligated under a non-cancelable operating lease for equipment, ending in 2027. The Company's estimated incremental borrowing rate is 9.50%, which approximated the Company's incremental borrowing rate when the lease commenced. As of December 31, 2024, the Company has an operating lease ROU asset and lease liability for this equipment of $11,702 in the accompanying statement of financial condition.

Cash amounts included in the measurement of the operating lease liabilities were approximately $157,000 for the year ended December 31, 2024.

The approximate minimum annual lease payments required under the Company's operating lease liabilities together with their present value as of December 31, 2024, are as follows:

2025	$	290,732
2026		299,328
2027		309,230
Total payments due under operating lease liabilities		899,290
Less discount to present value		(121,222)
Total operating lease liabilities	$	778,068

The weighted average remaining lease term for operating leases is approximately 36 months as of December 31, 2024. The weighted average discount rate as of December 31, 2024 was 9.50%.

NOTE 7. INCOME TAXES

At December 31, 2024, the Company recognized a total federal and state income tax payable in the approximate amount of $323,000. Included in this amount are penalties and interest of approximately $10,000.

The Company does not anticipate that the total amount of unrecognized tax benefits related to any particular tax position will change significantly within the next 12 months. At December 31, 2024, no liabilities were recognized for uncertain tax positions. The Company's policy is to recognize interest and penalties related to income tax matters as a component of the income tax provision.

The U.S. federal jurisdiction and state of Florida are the major tax jurisdictions where the Company files its tax returns. The Company's income tax returns for the years 2021 – 2023 remain subject to examination by U.S. federal and the state of Florida tax jurisdictions. There are no federal or state income tax audits presently pending.

At December 31, 2024, the Company recognized a net deferred tax asset of $89,000. The Components of the net deferred tax assets are comprised of deferred tax assets related to capitalized startup costs and the ROU assets and related liabilities totaling approximately $116,000.

NOTE 7. INCOME TAXES

Such deferred tax assets are offset by a deferred tax liability related to depreciation and amortization of property and equipment in the approximate amount of $27,000.

Management has evaluated whether a valuation allowance was necessary to be recognized against the net deferred tax assets at December 31, 2024 and concluded no valuation allowance was necessary based on the Company's profitability and taxable income generated in the current year, which is projected to continue into future years based on the Company's business plan and the expected reversals of deferred tax liabilities in future periods.

NOTE 8. RELATED PARTY TRANSACTIONS

Introducing Broker Agreement and Riskless Principal Trading

Effective December 2021, the Company entered into an introducing broker agreement with Puente Servicios de Inversion, S.A. ("Puente IA"), a Panamanian investment adviser affiliated with the Company through common ownership. Puente IA introduces foreign customers to the Company in exchange for 85% of the revenue, net of costs, generated by the Company in the trading accounts of the foreign customers. As of December 31, 2024, Puente IA owed the Company $278,173 as reflected in due from affiliate in the accompanying statement of financial condition. This receivable is non-interest bearing, payable on demand and was paid in full during 2025.

Administrative Services Agreements

Effective July 2021, the Company entered into an administrative services agreement with Puente IA, whereby Puente IA provides certain services to the Company. As of December 31, 2024, the Company owed Puente IA $30,000, which is included in accounts payable and accrued liabilities in the accompanying statement of financial condition. This amount is noninterest bearing and payable on demand.

Effective February 2023, the Company entered into an administrative services agreement with the Parent, whereby the Parent provides marketing, financial administrative, and marketing services to the Company. As of December 31, 2024, the Company owed the Parent $3,750, which is included in accounts payable and accrued liabilities in the accompanying statement of financial condition. This amount is noninterest bearing and payable on demand.

NOTE 9. CONTINGENCIES

During the normal course of operations, the Company, from time to time, may be involved in lawsuits, arbitrations, claims, and other legal or regulatory proceedings. The Company does not believe that these matters will have a material adverse effect on the Company's financial position.

NOTE 10. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through March 21, 2025, the date this financial statement was issued and determined that no additional financial statement recognition or disclosure is necessary.